Head Office
First Floor
33 Scott Street
Waverley
Johannesburg
2090

P O Box 1970
Highlands North
2037
Tel: (011) 809-5500
Fax: (011) 809-5537

METRO CASH AND CARRY LIMITED

Registration number 1946/021315/06

6 June 2002

02034877

Direct line: (011) 809 5516
Direct fax: (011) 809 5537
e-mail: pgishen@metro.co.za

BY COURIER

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Washington DC 20549
United States of America

SUPPL

Dear Sirs

FILE NUMBER 82-4279 - RULE 12g3(b) EXEMPTION

In terms of paragraph (b)(1)(iii) of Rule 12g3-2(b), I enclose a copy of the audited consolidated financial results announcement which appeared in the local press today, which document shall now be deemed "filed" with you or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully
METRO CASH AND CARRY LIMITED

P M GISHEN (MISS)
Group Company Secretary

File Number
82-4279

METRO CASH AND CARRY LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1946/021315/06
Share code: MTC ISIN: ZAE000012688

- **Turnover above R43 billion**
- **Operating income before depreciation and interest over R1.1 billion**
- **Cash generated by operations exceeds R1 billion**
- **Income before exceptional items and tax increases by 76.3%**

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED 30 APRIL 2002

INCOME STATEMENT

	Year ended 30 April 2002 R'000	Pro forma Year ended 30 April 2001 R'000	Year ended 30 April 2001 R'000
Revenue	43 089 541	34 619 626	35 656 103
– continuing operations	43 089 541	32 923 650	33 960 127
– discontinued operations and store closures	–	1 695 976	1 695 976
Cost of sales	(41 376 427)	(33 488 817)	(34 441 785)
Administration, human resource and information systems costs	(597 547)	(338 861)	(366 160)
Operating income before depreciation and interest paid	1 115 567	791 948	848 158
Depreciation of fixed and intangible assets	(225 842)	(184 470)	(189 167)
Operating income	889 725	607 478	658 991
Interest paid	(194 906)	(213 340)	(213 340)
Income before exceptional items and taxation	694 819	394 138	445 651
Exceptional items	183 021	(444 696)	(444 696)
Income before taxation	877 840	(50 558)	955
Taxation	(248 978)	(99 645)	(115 615)
Income after taxation	628 862	(150 203)	(114 660)
Income attributable to outside shareholders	(168 390)	(132 380)	(132 380)
Income/(loss) attributable to ordinary shareholders	460 472	(282 583)	(247 040)
Determination of headline earnings			
Income/(loss) attributable to ordinary shareholders	460 472	(282 583)	(247 040)
Investment in Israeli operations written off	–	66 936	66 936
Provision against recoverability of loans to Employee Share Incentive Trusts	–	235 778	235 778
Carrying value of Zimbabwe operations written off	19 407	–	–
Profit on sale of investment in Israeli operations	(244 894)	–	–
Provision for diminution in carrying value of Zambian operations	4 327	–	–
Adjustment arising from purchase by subsidiary of its preference share and conversion of remainder to ordinary shares	38 139	–	–
Net loss on disposal of businesses and stores in subsidiaries	28 668	29 115	29 115
Amortisation of goodwill	36 325	20 219	20 219
Headline earnings	342 444	69 465	105 008
Ordinary shares in issue (000's)			
– total	1 707 762	1 685 846	1 685 846
– weighted average	1 693 151	1 347 756	1 347 756
Headline earnings per share (cents)	20.23	5.15	7.79
Attributable earnings/(loss) per share (cents)	27.20	(20.97)	(18.33)

CONSOLIDATED BALANCE SHEET

	Year ended 30 April 2002 R'000	Year ended 30 April 2001 R'000
Assets		
Non-current assets	2 231 685	1 581 429
Fixed assets	1 090 165	876 747
Intangible assets	835 722	325 959
Investments and loans	161 560	159 651
Future income tax benefit in foreign subsidiary	144 238	219 072
Current assets	7 612 781	6 272 484
Inventories	2 919 095	2 583 925
Accounts receivable	3 885 271	3 380 997
Bank balances and cash	808 415	307 562
Total assets	9 844 466	7 853 913
Equity and liabilities		
Shareholders' funds		
Capital and reserves	1 301 016	1 088 930
Outside shareholders' interest	442 465	304 816
Non-current liabilities	1 647 928	1 684 003
Deferred taxation	5 054	6 787
Interest bearing	1 642 874	1 677 216
Current liabilities	6 453 057	4 776 164
Accounts payable	5 431 102	4 259 783
Provisions	411 476	255 586
Taxation	86 714	49 376
Interest bearing	523 765	211 419
Total equity and liabilities	9 844 466	7 853 913
Capital expenditure		
Expended during the period	100 923	224 082
Committed or authorised	12 509	11 998
Contingent liabilities	26 870	42 263
Ordinary shares in issue (000's)	1 707 762	1 685 846
Net asset value per share (cents)	76.2	64.6

ABRIDGED CASH FLOW STATEMENT

	30 April 2002 R'000	30 April 2001 R'000
Net cash flow from operations	1 069 712	759 826
Investment income	36 488	30 199
Reduction/(increase) in working capital	28 852	(457 694)
Value Added Tax settlement costs	–	(141 982)
Finance costs	(194 906)	(213 340)
Taxation paid	(152 586)	(62 410)
Cash inflow/(outflow) from operations	787 560	(85 401)
Dividends paid	–	(43 306)
Net cash retained/(utilised)	787 560	(128 707)
Cash realised/(utilised) from investing activities	93 982	(122 053)
	881 542	(250 760)
Net cash (outflow)/ inflow from financing activities	(644 605)	179 739
Increase/(decrease) in cash and cash equivalents	236 937	(71 021)

STATEMENT OF CHANGES IN ORDINARY SHAREHOLDERS' EQUITY

	30 April 2002 R'000	30 April 2001 R'000
Balance at beginning of year (as previously reported)	1 088 930	855 320
Prior year adjustment for employee benefits	(116 512)	–
Restated balance at beginning of year	972 418	855 320
Issue of ordinary shares		
Cash	–	473 336
Non-cash	–	175 791
Share issue expenses	(170)	(15 942)
Movements in distributable reserves		
Income/(loss) attributable to ordinary shareholders	460 472	(247 040)
Movements in non-distributable reserves		
Transfer to/(from) distributable reserves	(9 443)	(25 769)
Foreign currency translation reserve	(122 261)	(126 766)
Balance at end of year	1 301 016	1 088 930

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SEGMENTAL INFORMATION

	Australia		South Africa		Africa			Hong Kong & Corporate		Total		
						Pro forma					Pro forma	
	Year ended 30 April 2002 R'000	Year ended 30 April 2001 R'000	**Year ended 30 April 2002 R'000**	Year ended 30 April 2001 R'000	**Year ended 30 April 2002 R'000**	Year ended 30 April 2001 R'000	Year ended 30 April 2001 R'000	**Year ended 30 April 2002 R'000**	Year ended 30 April 2001 R'000	**Year ended 30 April 2002 R'000**	Year ended 30 April 2001 R'000	Year ended 30 April 2001 R'000
Sales to customers	**29 047 610**	22 279 541	**10 977 069**	10 095 768	**2 599 953**	1 979 653	3 013 850	**429 726**	236 713	**43 054 358**	34 591 675	35 625 872
Interest received										**29 234**	23 763	30 199
Dividends received										**5 949**	4 188	32
Total revenue										**43 089 541**	34 619 626	35 656 103
Segment result – continuing operations	**586 200**	423 779	**206 484**	172 083	**89 005**	57 267	102 344	**60 908**	16 606	**942 597**	669 735	714 812
Income from associated company	**2 070**	1 457								**2 070**	1 457	1 457
Amortisation of goodwill arising on consolidation	**(23 122)**	(21 033)						**(20 100)**	(4 880)	**(43 222)**	(25 913)	(25 913)
Loss – discontinued operations										**(40 954)**	(61 564)	(61 564)
Interest received										**29 234**	23 763	30 199
Interest paid										**(194 906)**	(213 340)	(213 340)
Exceptional items										**183 021**	(444 696)	(444 696)
Income before taxation										**877 840**	(50 558)	955
Total depreciation and amortisation	**121 001**	101 579	**62 730**	65 174	**17 518**	12 615	17 312	**24 593**	5 102	**225 842**	184 470	189 167

COMMENTS

TRADING

Group turnover from continuing operations totalled R43 billion, an increase, like-on-like, of 30.9% over the R32.9 billion of the previous year. Offshore operations (Metcash Australasia, Africa and Hong Kong) contributed 74.5% of the Group's turnover and 77.6% of income before interest, exceptional items and taxation.

The Group has achieved yet another milestone in that operating income before depreciation and interest paid exceeded R1 billion for the first time. Income before exceptional items and taxation totalled R695 million, an increase of 76% on the previous year's R394 million.

This outstanding performance is clearly reflected in the R743 million turnaround in attributable income. Cash generated from operating activities exceeded R1.1 billion and headline earnings per share increased to 20.23 cents. This was achieved despite the dilution resulting from the rights issue in February 2001.

The Group's net cash resources increased by R237 million and long term borrowings were reduced by A$126 million during the year. The Rand effect of this reduction was substantially diluted by the depreciation of the currency against the Australian Dollar since April 2001.

METCASH TRADING LIMITED, AUSTRALASIA

This 64% owned subsidiary produced outstanding results. Turnover totalled R29 billion, an increase of 30.4% over the R22.3 billion achieved in 2001.

Like-on-like turnover growth for the period, in Australian Dollars, was a creditable 14%, while earnings after taxation increased by 76.4%. The strength of this performance was highlighted by the fact that cash generated from operations totalled A$136 million (R680 million). In Rand terms, income for the year before interest, exceptional items and taxation totalled R565 million. All trading divisions reported increased turnover and strong cash flows, with IGA Distribution delivering a particularly good performance. Both IGA Distribution and Australian Liquor Marketers increased earnings whilst Campbells Cash & Carry reported a decrease in earnings owing to the cost of a major drive into the formalised convenience sector and confectionery route trade. These figures have been converted from Australian Dollars to Rand on the following basis –

- ◇ income and expense items at R5 = A$1 (2001 – R4.08)
- ◇ assets and liabilities at R5.72 (2001 – R4.06).

METCASH S.A. LIMITED

The performance of this business unit in the second half of the year improved dramatically, despite a particularly tough trading and economic climate. Turnover for the year increased by 9% to R11 billion. This, coupled with the strategic and rationalisation measures implemented earlier in the year, resulted in income before exceptional items and interest of R206 million – an increase of 20% over that of the previous year.

All divisions in this business unit reflected significantly improved levels of profitability and stronger cash flows. The recently launched UMS Buying Group is making steady progress in membership growth.

METCASH AFRICA (PROPRIETARY) LIMITED

This company has operations in Botswana, Zimbabwe, Malawi, Zambia, Mozambique, Kenya, Uganda and Angola and, notwithstanding the trading difficulties experienced in these countries, once again produced outstanding results. With the exception of Malawi and Zambia, operations in all countries reflected impressive growth and improved performances in applicable local currency terms.

On a like-for-like comparison, turnover, which totalled R2.6 billion, increased by 31.3% over the previous year. Income before interest and taxation increased by 56.8% to R90 million.

As reported at the interim stage, the Zimbabwe operation was deconsolidated and its results are only included to the extent of dividends received. The carrying value of this investment was written off. If the Zimbabwe results had been included, this would have increased Group profit before tax by some R34 million.

Zambia was one of those countries worst affected by the turmoil in Zimbabwe, resulting in its own political and economic uncertainties. A conservative approach has been adopted regarding this operation, resulting in the creation of a provision for diminution in the carrying value of this investment.

Trading in Malawi was adversely impacted by the famine experienced in rural areas, as well as the reduction in foreign donor aid.

METCORP HONG KONG LIMITED

This business unit had an excellent year. Turnover increased by 81.5% to R429.7 million for the year, on the back of improved product availability and demand. Income before interest and taxation increased by 88.3%.

ACCOUNTING POLICIES

This report is prepared on the historical cost basis in accordance with South African Statements of Generally Accepted Accounting Practice. The Group's accounting policies have been altered in order to comply with the requirements of AC 116. The obligation to fund post retirement medical costs is now fully provided for, as are leave pay and other employee benefits. This change has been effected as a prior year adjustment. Save for the foregoing, the accounting policies are consistent with those applied in the last annual report.

PRO FORMA COMPARATIVES

The Zimbabwe operations have been deconsolidated and, in order to achieve a meaningful comparison, a pro forma comparative income statement for the year ended 30 April 2001 is presented. All comparisons made in these comments accord with those figures.

EXCEPTIONAL ITEMS

	R'000
30 April 2002	
Carrying value of Zimbabwe operations written off	19 407
Profit on sale of investment in Israeli operations	(244 894)
Provision for diminution in carrying value of Zambian operations	4 327
Adjustment arising from purchase by subsidiary of its preference shares and conversion of remainder to ordinary shares	38 139
	(183 021)
30 April 2001	
Investment in Israeli operations written off	66 936
Provision against recoverability of loans to Employee Share Incentive Trusts	235 778
Amount paid to South African Revenue Service in respect of VAT settlement	141 982
	444 696

BORROWING CAPACITY AND INTEREST BEARING DEBT

In terms of the relevant articles of association, the Group has unlimited borrowing powers.

Interest bearing debt comprises –

Non-current

A$157 million (R899 million) syndicated loan for the balance of the purchase price of the investment in Australia, bearing interest at approximately 6.8% per annum. A$130 million (R744 million) in terms of a formal accounts receivable securitisation programme in the Australian subsidiary, bearing interest at approximately 5% per annum.

Current

Fluctuating bank borrowings in various operations, bearing interest at prime overdraft rates or below.

HEADLINE EARNINGS

The calculation is based on 1 693 151 232 shares (2001 – 1 347 755 581 shares), being the weighted average number of shares in issue during the year under review.

PROSPECTS

All operations are trading well and the Group has yet to derive the full benefit from –

- ◇ the disposal by Franklins of stores to independent retailers in Australia;
- ◇ additional turnover volume in Australia that will result from the recently announced Foodworks agreement;
- ◇ rationalisation and strategic initiatives implemented in the South African operations;
- ◇ recent expansion of certain business ventures in Africa.

The solid foundation reflected in this announcement, coupled with the above factors and other opportunities currently under investigation, should produce a substantially improved performance in the year ahead.

CAPITALISATION ISSUE

The Board has resolved to award capitalisation shares to shareholders recorded in the books of the company on 5 July 2002 in the ratio of 2 new fully paid ordinary shares for every 100 held.

The number of capitalisation shares that will be issued is 34 155 241.

The salient dates are –

Last day to trade cum capitalisation issue	Friday, 28 June 2002
New shares listed	Monday, 1 July 2002
First date to trade *ex* capitalisation issue	Monday, 1 July 2002
Record date for capitalisation issue	Friday, 5 July 2002
Issue of new share certificates or shareholder account credited with CSDP or broker	Monday, 8 July 2002

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Monday, 24 June 2002, and Friday, 5 July 2002, both dates inclusive.

On behalf of the Board

Dr F van Zyl Slabbert
Chairman

C S dos Santos
Chief Executive

5 June 2002

DIRECTORATE AND ADMINISTRATION

Directors: Dr F van Zyl Slabbert *(Chairman)**, C S dos Santos *(Chief Executive)*, J L Grainger, B J Hale, D Kashuv *(Israeli)*, B Joseph, L M Mathabathe, J R McAlpine*, H Mer, G H Pieterse*, A Reitzer, G B Rubenstein*, V D Rubin, S O Shonhiwa*, R D Taurog **non-executive*

Group Company Secretary: P M Gishen *(Miss)*

Registered office: First Floor, 33 Scott Street, Waverley, Johannesburg 2090 (PO Box 1970, Highlands North 2037)

Transfer secretaries: Computershare Investor Services Limited, 11 Diagonal Street, Johannesburg 2001, (PO Box 1053, Johannesburg 2000)

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